9701 Wilshire Blvd., Suite 1100, Beverly Hills, CA 90212 Phone (310) 274-2036 Fax (310) 271-2632 Email info@CardoMedical.com

July 31, 2009

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated June 26, 2009, Cardo Medical, Inc. (the "Company") acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CARDO MEDICAL, INC.

By: /s/ Derrick Romine
Derrick Romine
Chief Financial Officer

Akerman Senterfitt
ATTORNEYS AT LAW

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305 374 5600 *tel* 305 374 5095 *fax*

July 31, 2009

VIA EDGAR

Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re: Cardo Medical, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the fiscal quarter ended March 31, 2009
File No. 000-21419

Dear Mr. Cascio:

On behalf of Cardo Medical, Inc. (the "Company"), we hereby respond to the Staff's comment letter, dated June 26, 2009, regarding our response letter dated June 3, 2009 and the above-referenced Form 10-K and Form 10-Q . Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

Further to our conversation on July 30, 2009, in future filings, we will expand our disclosure of the transactions with Accin. Following is the disclosure we will include in our Form 10-K for the year ending December 31, 2009.

NOTE X. ACCIN TRANSACTIONS

On April 6, 2007, Cardo was organized by a group of investors who made an initial capital contribution amounting to an aggregate of $5 million. On May 21,

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2007, (1) Cardo contributed \$3.75 million to Accelerated and (2) Accin, a related party company through a common shareholder, contributed all of its net business assets, with a net book value of \$866,819, to Accelerated. In exchange for this contribution, Cardo got 37.5% of the ownership interests in Accelerated and Accin got the remaining 62.5% of the ownership interests.

Concurrent with the above transaction, on May 21, 2007 Cardo received a one-year option to purchase the remaining 62.5% of the ownership interests in Accelerated from Accin for \$6.25 million. In payment for this option, the \$3.75 million contributed by Cardo was distributed out of Accelerated into Accin for distribution to Accin shareholders.

Upon analysis of the Accin contribution, and by applying the precepts found in Emerging Issues Task Force ("EITF") Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business," it was determined that the net assets constituted a business. This was based on the inputs, outputs, customer base and processes of the operation.

Therefore, it was determined that the transaction was a business combination subject to the guidance of SFAS No. 141, "Business Combinations." Under that guidance, since Cardo obtained control of the operation despite not having majority ownership, Cardo was the acquirer for accounting purposes. Accordingly, the transaction was recorded as a purchase, and the accounts of Accelerated were consolidated with those of Cardo.

However, since the assets contributed by Accin were non-monetary, and in exchange for ownership interests in Accelerated, in accordance with SEC Staff Accounting Bulletin ("SAB") Topic 5G the assets were recorded on the books of Accelerated at Accin's historical cost basis.

On June 19, 2008, the Cardo exercised its option to acquire the 62.5% non-controlling interest in Accelerated for \$6.25 million.

Cardo's acquisition of the Accelerated non-controlling interest from Accin has been accounted for using the purchase accounting method in accordance with SFAS No. 141. As Accin no longer had ownership interest in Accelerated or Cardo, SAB Topic 5G no longer applied. Therefore, with the assistance of an independent valuation firm, the Company estimated the fair value of Accelerated's assets and liabilities on the date of acquisition and recorded 62.5% of that value as an allocation of the \$6.25 million purchase price.

Additionally, you had comments regarding past filings. Our responses to those comments are as follows.

General

1. **We see that in your response letter dated June 3, 2009, you provided the requested representations from the company's outside counsel, Akerman Senterfitt. In connection with responding to our comments, please provide, in writing, a statement *from the company* acknowledging that:**

   - **the company is responsible for the adequacy and accuracy of the disclosure in the filing;**
   - **staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and**
   - **the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.**

   In response to the Staff's comment, the Company has prepared the attached statement.

Form 10-K for the fiscal year ended December 31, 2008

Share Based Payment, page 49

2. **We reference your response to prior comment 7 in our letter dated April 15, 2009. Please revise future filings to clarify how you determine historical volatility, similar to your response.**

   We noted your comment and in future filings we will expand our disclosure of the method we use to determine volatility. An excerpt of our footnote follows.

   Note X – Share Based Payment

   ...To estimate volatility of the options over their expected terms, the Company measures the historical volatility of the components of the small cap sector of the Dow Jones

medical equipment index for a period equal to the expected life of the Cardo options. It also measures the volatility of other public companies with similar size and industry characteristics to Cardo for the same period. These measurements are averaged and the result is used as expected volatility.

Note 7. Accin Transaction, page 54

3. **We note your response to prior comment 11 in our letter dated April 15, 2009. Please address the following comments to help us understand your accounting for the transaction:**

- **Please tell us the basis for the "negotiated value of Accelerated" of $10 million. Discuss whether there were any valuations performed to support the negotiated value of the business.**

Paragraph 5 of Statement of Financial Accounting Standards ("SFAS") No. 157, states "*Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.*"

AAB Capital, a private venture capital company was formed on June 29, 2006 with the intent of purchasing a technology company specializing in robotics. Accin Corporation was formed February 14, 2005 with the purpose of developing and marketing a series of medical devices. They had no contact prior to late 2006. The two enterprises were not related parties as defined in SFAS No. 57, *Related Party Disclosures*.

The parties met each other at a trade show in late 2006; and AAB Capital commenced discussions to buy Accin. The ensuing negotiation over the value of Accin resulted in an agreement that it was worth $10 million. Since all the business assets of Accin were contributed to a newly-formed entity, Accelerated, the resulting value of Accelerated was $10 million.

There were no valuations performed to support the negotiated value of the business.

- **Please tell us the nature of the common ownership between Accin and Cardo. That is, discuss whether Cardo and Accin are under common control.**

Subsequent to the agreement described above regarding the value of Accin, AAB Capital formed Cardo Medical, LLC on April 6, 2007 to effect the purchase. A private placement of membership interests was then completed, raising $5 million. As part of that private placement, the founder and 33% shareholder of Accin contributed cash and received a

membership interest equal to 21.67% of Cardo. This created a related party relationship between Cardo and Accin. However as the Accin shareholder did not have control over Cardo, the two entities were not, and never became under common control.

- **Discuss the business reasons for distributing the $3.75 million to Accin commensurate with the formation of Accelerated. Discuss why the option to purchase the remaining interests in Accelerated was valued at $3.75 million (37.5% of the negotiated value of the company).**

As a point of fact, kindly note the remaining interests in Accelerated were valued at $6.25 million, not $3.75 million.

As discussed above, the overarching objective was for AAB Capital, through Cardo Medical, to buy Accin. The purchase price was set at $10 million, payable $3.75 million upon contribution of the Accin assets to Accelerated, and the remaining $6.25 million one year later upon the exercise of the option by Cardo.

On April 20, 2007, Cardo formed Accelerated Innovation, LLC, a Delaware limited liability company ("Accelerated"), to facilitate the acquisition of Accin. The first step of the purchase was for Accin to contribute all its business assets to Accelerated, and simultaneously Cardo contributed $3.75 million in cash. This was the initial capitalization of Accelerated. For these contributions, Cardo received 37.5% and Accin received 62.5% of Accelerated.

The business reason for distributing the cash to Accin was so Accin could pay its shareholders for the sale of 37.5% of its business, through Accelerated, to Cardo.

The option to purchase the remaining interests in Accelerated was valued at $6.25 million, the residual of the $10 million purchase price after payment of the initial $3.75 million.

<u>Acquisition of Non-Controlling Interests, page 55</u>

4. **We see the discussion of your subsidiaries Uni Knee LLC and Cervical Xpand LLC and the acquisition of the minority interests during 2008. Please tell us who the joint venture partner was for Uni and Cervical, including whether they were a related party and/or under common control. Discuss when these joint ventures were formed and how you recorded the formation.**

Uni Knee LLC ("Uni") and Cervical Xpand LLC ("Cervical") were formed by Accin Corporation on October 14, 2005 and May 25, 2006, respectively. They were formed to further the development of specific technologies and allow investors to participate in the development and commercialization of those technologies.

The investors in these companies were primarily medical doctors who thought the technology being developed would meet market acceptance and result in personal capital gains. They were individuals, not companies. They had no other relationship to Uni, Cervical or Accin than their investment in these companies.

The formation of Uni and Cervical was recorded by recognizing the cash investment by the doctors on the books of those entities.

Regarding the contribution of intellectual property by Accin, we followed SAB Topic 5.G. That Interpretive Response requires that nonmonetary assets transferred by shareholders be recorded at historical cost. In our case, by transferring its intellectual property, Accin obtained majority ownership of Uni and Cervical.

Therefore, in accordance with SAB Topic 5.G., the non-monetary transfer of Accin's assets to these entities was a transfer by a shareholder and was recorded at Accin's basis. Since Accin had previously expensed these costs as research and development costs, their basis was zero and consequently there was no value assigned to them in the formation of Uni and Cervical.

5. Please tell us your accounting treatment for the acquisition of the non-controlling interest in Accelerated and your basis in US GAAP for this accounting treatment. If Accin and Cardo are under common control, tell us why the acquisition of the non-controlling interest should not be recorded at historical cost with any excess of the purchase price over the transferors' historical cost being recorded as a capital transaction. Refer to EITF Issue 02-05 and 90-5, SAB Topic 5G, paragraph D11 – D12 of SFAS 141, and Technical Bulletin 85-5.

As explained above, Accin and Cardo were never under common control.

The exercise of the option to acquire the non-controlling interest in Accelerated is accounted for using the purchase method as described in SFAS No. 141. Accordingly, the purchase price is allocated among the fair value of the assets and liabilities acquired. In process research and development was written off on the date of acquisition. To help determine the fair value of the unrecorded intangible assets, we engaged an unrelated

third party valuation firm to perform a valuation of those assets, as well as the in process research and development.

6. **In addition, tell us how you determined the $6.25 million purchase price and explain the basis for assigning that value to the non-controlling interest acquired. Please also tell us how you determined the value of the intangible assets recorded, including significant estimates and assumptions used, and why you believe that the entire amount recorded is recoverable.**

As explained above, the purchase price was negotiated prior to the initial transaction.

Regarding the value of the intangible assets, we engaged an independent third party valuation firm, and they assisted management in valuing these acquired assets. Significant assumptions and estimates included revenue and cash flow projections, requisite returns on assets and the discount rate used to calculate the present value of future cash flows.

At the time of the transaction, we believed the entire amount recorded was recoverable due the fact that the values we recorded were based on projections of future results.

In connection with our December 2008 financial statement preparation, we performed a test for impairment on all the intangible assets in accordance with SFAS No. 144, as well as the goodwill in accordance with SFAS No. 142. To assist us, we engaged an independent third party valuation firm.

In connection with that test, we noted that in November 2008, the application for the technology that Cervical Xpand invested in was rejected by the FDA. As a result, it was determined that the technology developed by Cervical would, at a minimum need to be redesigned, and would need to undergo clinical trials.

The cost of such redesign and trials were determined to meet or exceed the present value of the cash flows expected to be generated by this product, and consequently the goodwill specifically related to Cervical Xpand was deemed impaired and written off.

We continue to believe the remaining intangible assets recorded are recoverable.

Form 10-Q for the fiscal quarter ended March 31, 2009

Condensed Consolidated Financial Statements

7. **Please tell us how you have complied with the guidance in SFAS 160 with regard to the non-controlling interests outstanding at March 31, 2008 and for the three months ended March 31, 2008. Please note that the presentation and disclosure requirements of SFAS 160 should be applied retrospectively for all periods presented and impact the presentation of non-controlling interests in the balance sheet and statement of operations. Refer to paragraphs 38 – 39 and A3 – A7 of SFAS 160.**

In accordance with Rule 8-03, we are not presenting a balance sheet as of March 31, 2008. Therefore, we do not apply SFAS No. 160 to the balance sheet.

Regarding the statement of operations, in accordance with SFAS No. 160, we have separated the non-controlling interest in the subsidiaries from the net loss attributable to shareholders of Cardo. The caption we used to do so is "Non-controlling interest in loss of subsidiaries."

In future filings, including our Form 10-Q for the quarterly period ended June 30, 2009, we will conform to the presentation provided in Appendix A of SFAS No. 160.

Item 4. Evaluation of Disclosure Controls and Procedures, page 20

8. **We see that you provided management's assessment of the effectiveness of your internal control over financial reporting as of March 31, 209. As we note that you are only required by Item 308 and 308(T) of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, please tell us why this was provided for the interim period and whether an assessment was performed as of March 31, 2009.**

In response to the Staff's comment, we have revised our disclosure in the amended Form 10-Q to omit references to an assessment of the effectiveness of internal control over financial reporting for the interim period ended March 31, 2009. In addition, we have included disclosure as it relates to Item 308(T)(b), changes in internal control over financial reporting.

Sincerely,

AKERMAN SENTERFITT

Michael Francis
For the Firm

cc: United States Securities and Exchange Commission
Kristin Lochhead

Cardo Medical, Inc.
Derrick Romine

Judith Kenney & Associates, P.A.
Judith Kenney, Esq.

Cardo Medical